UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Harte Hanks, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

416196103

(CUSIP Number)

GREG LEMPEL

1177 West Loop South, Suite 1625

Houston, Texas 77027

713-482-2196

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 416196103

1	NAME OF REPORTING PERSON BLR Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 429,290
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 429,290
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 429,290
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 416196103

1	NAME OF REPORTING PERSON BLRPart, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 429,290
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 429,290
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 429,290
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 416196103

1	NAME OF REPORTING PERSON BLRGP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 429,290
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 429,290
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 429,290
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 416196103

1	NAME OF REPORTING PERSON Fondren Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 429,290
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 429,290
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 429,290
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 416196103

1	NAME OF REPORTING PERSON FMLP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 429,290
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 429,290
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 429,290
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 416196103

1	NAME OF REPORTING PERSON The Radoff Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 18,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 416196103

1	NAME OF REPORTING PERSON Bradley L. Radoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 447,290
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 447,290
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 447,290
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON IN

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The Shares purchased by BLR Partners and Radoff Foundation were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 429,290 Shares owned directly by BLR Partners is approximately $4,487,238, including brokerage commissions. The aggregate purchase price of the 18,000 Shares owned directly by Radoff Foundation is approximately $182,896, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Reporting Persons have had numerous conversations with members of the Board and senior management of the Issuer and continue to demand that the chairman resign and that the Board be meaningfully reconstituted and that the Issuer adhere to best practices of corporate governance.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon approximately 6,253,758 Shares outstanding as of October 20, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on December 19, 2017, after giving effect to the 10-for-1 reverse stock split on January 31, 2018 as reported in the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on January 31, 2018.

A.	BLR Partners

(a)	As of the close of business on February 14, 2018, BLR Partners beneficially owned 429,290 Shares.

Percentage: Approximately 6.9%

(b)	1. Sole power to vote or direct vote: 429,290

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 429,290

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by BLR Partners since the previous filing of Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

B.	BLRPart GP

(a)	BLRPart GP, as the general partner of BLR Partners, may be deemed the beneficial owner of the 429,290 Shares owned by BLR Partners.

Percentage: Approximately 6.9%

(b)	1. Sole power to vote or direct vote: 429,290

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 429,290

4. Shared power to dispose or direct the disposition: 0

(c)	BLRPart GP has not entered into any transactions in the Shares since the previous filing of Schedule 13D. The transactions in the Shares on behalf of BLR Partners since the previous filing of Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

C.	BLRGP

(a)	BLRGP, as the general partner of BLRPart GP, may be deemed the beneficial owner of the 429,290 Shares owned by BLR Partners.

Percentage: Approximately 6.9%

(b)	1. Sole power to vote or direct vote: 429,290

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 429,290

4. Shared power to dispose or direct the disposition: 0

(c)	BLRGP has not entered into any transactions in the Shares since the previous filing of Schedule 13D. The transactions in the Shares on behalf of BLR Partners since the previous filing of Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

D.	Fondren Management

(a)	Fondren Management, as the investment manager of BLR Partners, may be deemed the beneficial owner of the 429,290 Shares owned by BLR Partners.

Percentage: Approximately 6.9%

(b)	1. Sole power to vote or direct vote: 429,290

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 429,290

4. Shared power to dispose or direct the disposition: 0

(c)	Fondren Management has not entered into any transactions in the Shares since the previous filing of Schedule 13D. The transactions in the Shares on behalf of BLR Partners since the previous filing of Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

E.	FMLP

(a)	FMLP, as the general partner of Fondren Management, may be deemed the beneficial owner of the 429,290 Shares owned by BLR Partners.

Percentage: Approximately 6.9%

(b)	1. Sole power to vote or direct vote: 429,290

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 429,290

4. Shared power to dispose or direct the disposition: 0

(c)	FMLP has not entered into any transactions in the Shares since the previous filing of Schedule 13D. The transactions in the Shares on behalf of BLR Partners since the previous filing of Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

F.	Radoff Foundation

(a)	As of the close of business on February 14, 2018, Radoff Foundation beneficially owned 18,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 18,000

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 18,000

4. Shared power to dispose or direct the disposition: 0

(c)	Radoff Foundation has not entered into any transactions in the Shares since the previous filing of Schedule 13D.

G.	Mr. Radoff

(a)	Mr. Radoff, as the sole shareholder and sole director of each of BLRGP and FMLP and a director of Radoff Foundation, may be deemed the beneficial owner of the (i) 429,290 Shares owned by BLR Partners and (ii) 18,000 Shares owned by Radoff Foundation.

Percentage: Approximately 7.2%

(b)	1. Sole power to vote or direct vote: 447,290

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 447,290

4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Radoff has not entered into any transactions in the Shares since the previous filing of Schedule 13D. The transactions in the Shares on behalf of BLR Partners and Radoff Foundation since the previous filing of Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2018

BLR Partners LP

By:	BLRPart, LP General Partner

By:	BLRGP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

BLRPart, LP

By:	BLRGP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

BLRGP Inc.

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

Fondren Management, LP

By:	FMLP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

FMLP Inc.

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

The Radoff Family Foundation

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Director

/s/ Bradley L. Radoff
Bradley L. Radoff

SCHEDULE A

Transactions in the Shares Since the Previous Filing of Schedule 13D

Nature of Transaction	Securities Purchased/(Sold)	Price per Share ($)	Date of Purchase / Sale
BLR PARTNERS LP
Purchase of Common Stock	2,190	8.780	2/14/2018
Purchase of Common Stock	9,000	8.610	2/13/2018
Purchase of Common Stock	8,250	8.746	2/12/2018
Purchase of Common Stock	250	8.820	2/7/2018
Purchase of Common Stock	1,364	8.808	2/6/2018
Purchase of Common Stock	900	8.611	2/5/2018
Purchase of Common Stock	536	8.828	2/2/2018
Purchase of Common Stock	16,030	8.404	2/1/2018
Purchase of Common Stock	4,700	8.397	2/1/2018
Purchase of Common Stock	20,000	0.880	1/31/2018
Purchase of Common Stock	29,700	0.926	1/26/2018
Purchase of Common Stock	44,200	0.941	1/25/2018
Purchase of Common Stock	30,000	0.975	1/23/2018
Purchase of Common Stock	114,219	1.030	1/18/2018
Purchase of Common Stock	56,381	1.037	1/17/2018
Purchase of Common Stock	66,200	1.047	1/16/2018